VIA EDGAR AND U.S. MAIL

April 30, 2007

The United States Securities
   and Exchange Commission
SEC Headquarters
100 F Street NE
Washington, D.C. 20549-0506

Subject:                      Nationwide Life Insurance Company
SEC File Numbers 333-52579, 333-103094, 333-108894, 333-103093, 333-103095

Dear Ms. Marquigny:

On February 15 and 16, 2007, Nationwide Life Insurance Company (“Nationwide”) filed registration statements for Flexible Premium Variable Annuity Contracts to be offered through Nationwide Variable Account – II, Nationwide Variable Account – 9, Nationwide Variable Account – 12 (the “Variable Accounts”).  On April 5, 2007, Nationwide received your comments regarding these registration statements via telephone.

On behalf of Nationwide and its Variable Accounts, we are filing this correspondence and related Exhibits in response to your comments to the following Registration Statements filed on Form N-4 for the registration of Deferred Variable Annuity Contracts to be offered by each of the Variable Accounts respectively:

BOA Achiever                                                                           333-103095
BOA Future II                                                                            333-103093
Waddell & Reed Advisors Select Preferred                          333-108894
BOA All American Gold                                                           333-103094
Exclusive II/ W&R Select Reserve                                          333-52579

This filing is being made electronically via EDGAR in accordance with Regulation S-T.

Please note –we are responding to the comments that generally applied to all Registration Statements filed and are supplementally addressing Registration Specific comments in the attached Exhibit A.  Additionally, we intend to make all referenced disclosure change and additions by subsequent post-effective amendment to each respective registration statement on April 30, 2007.

1a.           Glossary: NCUSIF

COMMENT:                                We note that National Credit Union Share Insurance (“NCUSIF”) is only mentioned on the cover page and the glossary and not in body of prospectus, please explain how this term is related to the variable annuity.

RESPONSE:                                Historically, Nationwide has referenced the NCUSIF and FDIC, which appears on both the cover and page 1 of the prospectus to disclosure to potential contract owners that Nationwide lacks federal deposit insurance.

1b.           Glossary: Net Asset Value

COMMENT:                                Please define “market day” and identify the underlying funds that do not determine NAV at the close of the NYSE but that determine NAV at the end of a market day and the funds, if any, that price more than once a day.

RESPONSE:                                We have amended our disclosure by deleting the words “at the end of a market day” from the definition of net asset value. The definition will now state: “Net asset value- The value of one share of an underlying mutual fund at the close of the New York Stock Exchange.” In addition, Nationwide represents that none of the underlying funds currently price more than once a day.

1c.           Glossary: Valuation Date

COMMENT:  For the definition of “Valuation date” identify the days that Nationwide will be closed but the NYSE is open.

RESPONSE:  We have amended our disclosure by amending the language in our “Pricing” section. The third paragraph of our pricing section now begins with this sentence:

“Except on the days listed below and on weekends, purchase payments, transfers and surrenders are priced every day. Purchase payments will not be priced when the New York Stock Exchange is closed or on the following nationally recognized holidays:…”

2a.           Fee Table- Footnotes

COMMENT: Move all footnotes to end of required fee tables after "Underlying Mutual Fund Expenses" because charges are broken up on different pages and reader cannot see all charges together.

RESPONSE:  The instructions for Form N-4 require, in part, “the Registrant may include in a footnote to the table a tabular, narrative, or other presentation providing further detail regarding variations in the charge.”  We believe that it is in the best interest of the investor to leave the clarifying footnotes on the same page as the relevant fee table, so the investor can more readily locate information pertinent to a particular charge rather than navigate through multiple pages of fee tables to locate endnotes.

2b.           Fee Table - Footnotes

COMMENT:                                Much of the footnote text is or can be covered more appropriately with the Item 6 disclosure further back in the prospectus.  Wherever possible, please limit the footnotes to the required Item 3 disclosure or cross-references to the descriptions in the text.

RESPONSE:  We have amended our disclosure by removing footnotes containing information that is redundant to disclosure found in the body of the prospectus.

2c.           Fee Tables - Option Availability

COMMENT:                                Remove parentheticals regarding state law requirements because it makes the fee table difficult to read.

RESPONSE:  We have amended our disclosure by removing the parentheticals regarding the availability of an option under state law.

2d.           Fee Table: Option Eligibility

COMMENT:                                In the fee table, contract owner eligibility should be modified to clarify availability of the Death Benefit and Enhanced Value Options.  Footnote disclosure should be included to clarify the eligibility standard, including cross references to language in the body of the prospectus.

RESPONSE:                                The language in the fee table has been revised to include the following language for each of the aforementioned Options: “(Eligible applicants may purchase one)”.  Additionally, in lieu of additional footnotes, eligibility for the Death Benefit and Extra Value Options are discussed in the Death Benefit and Extra Value Options’ subsections of the Charges and Expenses Section.  Also, the eligibility for Death Benefit Options is discussed in the Death Benefits Section of the prospectus.

2g.           Fee Table: Short-Term Trading Fees

COMMENT:                                Please remove the list of funds that assess a short-term trading fee and disclose information in Appendix A: Underlying Mutual Funds.  Additionally, please include language that indicates you are not receiving redemption fees twice for any given transaction.

RESPONSE:                                The underlying mutual funds listed in Appendix A include disclosure which states that short-term trading fees are assessed for those funds.  Additional clarifying disclosure for Short-term trading fees is included within the Short-Term Trading Fees subsection of the Standard Charges and Deductions Section.  Additionally, the maximum Short-term trading fee is disclosed in the Contract Owner Transaction Expenses of the Contract Expenses Fee Table.

2e.           Fee Table: Calculation of Charges

COMMENT:                                What is basis for the percentages used in the tables? Provide basis in table rather than in footnotes.

RESPONSE:                                Our current disclosure for the Variable Account Annual Expenses states “(annualized rate of total variable account charges as a percentage of the daily net assets).”  We have amended our disclosure for charges allocated to the fixed account or Guaranteed Term Options by stating “In addition to the charge assessed to variable account allocations, allocations made to the fixed account or to the Guaranteed Term Options will be assessed a fee of 0.XX% by decreasing the interest we credit to amounts allocated to the fixed account or the Guaranteed Term Options.”  This additional language is consistent with the Guaranteed Term Options and Fixed Account provisions contained later in the prospectus.

2f.           Fee Tables: Summary of Maximum Contract Expenses

COMMENT:                                Table must reflect the maximum amount that contract owner would pay.  Revise the “Summary of Maximum Contract Expenses” to show highest combination that might occur with mutually exclusive options (those that you cannot purchase together, i.e. C- schedule option & Lifetime Income Option).

RESPONSE:                                We have amended our disclosure to list only the highest combination of mutually exclusive options.

3.           Fee Table: Expense Number

COMMENT:                                Please ensure that example numbers are correct.

RESPONSE:                                The minimum and maximum underlying mutual fund operating expenses and corresponding example numbers have been updated to reflect December 31, 2006 numbers.

4.           Investing in the Contract: Voting Rights

COMMENT:                                Please include additional disclosure for the effect of proportional voting on Contract owner rights.  Additionally, include disclosure that clarifies the minimum number of votes to maintain a quorum.

RESPONSE:                                The Voting Rights subsection of the Investing in the Contract Section has been amended to include the following language: “What this means to you is that when only a small number of contract owners vote, each vote has a greater impact on the outcome”.  As quorum requirements are established by the mutual funds and vary by mutual fund company, additional disclosure may be misleading and such requirements may be disclosed in the mutual funds’ prospectuses.

5.           The Contract in General: U.S. Patriot Act Disclosure

COMMENT:                                The disclosure with regards to the U.S. Patriot Act reflects future tense and should reflect past tense.

RESPONSE:                                We have amended the language in “the Contract in General” section of the prospectus to reflect past tense.  Accordingly the disclosure now reads: “In order to comply with the USA Patriot Act and rules promulgated thereunder, Nationwide has implemented procedures designed to prevent contracts described in this prospectus from being used to facilitate money laundering or the financing of terrorist activities.

6.           The Contract in General: Distribution, Promotional and Sales Expenses

COMMENT:                                Please clarify maximum gross commission language within the Distribution, Promotional and Sales Expenses subsection of the Contract in General Section to reflect that the sales commission is a percentage of purchase payment premiums.

RESPONSE:                                The language in the Distribution, Promotional and Sales Expenses subsection of “the Contract in General” section of the prospectus has been amended as follows:  “The maximum gross commission that Nationwide will pay on the sale of the contracts is 7.00% of purchase payment premiums.”

7.	Capital Preservation Plus Lifetime Income Option: Required Minimum Distribution Privileges

COMMENT:                                Please clarify if notice will be provided to contract holders if Nationwide discontinues or eliminates the required minimum distribution privilege.

RESPONSE:                                The language in the “Required Minimum Distribution Privilege” subsection of the “Capital Preservation Plus Lifetime Income Option” section of the prospectus has been amended as follows:  “We will notify you if we discontinue or eliminate the required minimum distribution privilege.”

8.           Optional Contract Benefits, Charges and Deductions: Investment Options

COMMENT:                                Please clarify whether the list of restricted investment options associated with the Capital Preservation Plus Option feature also applies to the Lifetime Income Option and the Capital Preservation Plus Lifetime Income Option.  If not, separately identify the underlying investment options permitted under each of these features.

RESPONSE:                                We have added cross reference under each benefit option for a new table in the prospectus titled “Income Benefit Investment Options” which lists the investment options available under each benefit option.

9a.           Optional Contract Benefits, Charges and Deductions: Lifetime Income Option

COMMENT:                                Why does the language in the Lifetime Income Option Section regarding Nationwide’s right to limit subsequent premium payments not include a contract owner notice provision?

RESPONSE:                                The language in the Lifetime Income Option Section does not include a contract owner provision because the contract requires prior approval by Nationwide for subsequent purchase payments.

9b.	Optional Contract Benefits, Charges and Deductions: Surrenders under the Lifetime Income Option

COMMENT:                                Please clarify whether a contract owner who withdrawals the full benefit amount plus the CDSC charge is considered to have taken an excess withdrawal equal to the CDSC charge.  If so, disclose that the CDSC may cause contract value to fall below zero.

RESPONSE:                                We have added the following disclosure to clarify how CDSC affects the benefit amount:

Contingent Deferred Sales Charges

A withdrawal under the benefit may cause a CDSC to apply (see "Contingent Deferred Sales Charges" earlier in this prospectus).  Application of a CDSC could result in the gross surrender being greater than the Lifetime Income percentage limit.  For example, the amount of the surrender request plus the applicable CDSC could exceed the Lifetime Income percentage limit.  If applicable, contract owners can request to receive a specific dollar amount of withdrawal (i.e., Nationwide will gross up the withdrawal to include the CDSC amount) or to receive the withdrawal net of the CDSC amount.  In either case, the gross amount of the surrender (i.e., including the CDSC) is the amount used to determine whether the withdrawal exceeds the Lifetime Income Percentage limit.  A reduction to the income benefit base will be applied as described in the "Impact of Withdrawals in Excess of the Lifetime Income Percentage Limit" provision if the gross surrender exceeds the Lifetime Income percentage limit.

The contract permits a percentage of purchase payments to be withdrawn free of CDSC each year (see "Waiver of Contingent Deferred Sales Charge" earlier in this prospectus).  The total free withdrawal amount permitted (a percentage of purchase payments), however, may result in annual surrenders greater than the Lifetime Income percentage limit permitted by this benefit.  In such case, the reduction described in the "Impact of Withdrawals in Excess of the Lifetime Income Percentage Limit" provision will apply.

9c.	Optional Contract Benefits, Charges and Deductions: Taxation of Surrenders under the Lifetime Income Option

COMMENT:                                Calculation of the taxation of surrenders under the Lifetime Income Option is unclear.  The staff has noted that the language was clearer when this language was in an equation and bulleted format.

RESPONSE:                                Although this disclosure language has not changed since the inception of this option, and is identical to disclosure under the Capital Preservation Plus Lifetime Income Option, we have revised the disclosure related to surrenders under both optional benefits to more clearly state:

“While the tax treatment for surrenders for benefits such as the Lifetime Income Option are not clear under federal tax law, Nationwide currently treats these surrenders as taxable to the extent that the cash value of the contract exceeds the contract owner’s investment at the time of the surrender.  Please consult a qualified tax advisor.”

9d.	Optional Contract Benefits, Charges and Deductions: Lifetime Income Option - Spousal Continuation Benefit

COMMENT:                                Please add clarifying disclosureto address what happens if a contract owner gets divorced, takes a lifetime withdrawal and then dies. For example, would the surviving divorcee be able to continue taking lifetime withdrawals?

RESPONSE:                                We have added the following clarifying disclosure to address what happens if a contract owner gets divorced after beginning lifetime income withdrawals:

If, after taking any surrender from the contract, the marriage terminates due to divorce, dissolution, or annulment, the contract owner may not remove the Spousal Continuation Benefit from the contract.

10.           Operation of the Contract: Purchase Payment Credits

COMMENT:                                If characterizing these credits as earnings impacts any other provision under the contract (e.g. free withdrawals, taxes, etc.), please describe that impact. In addition, please clarify that fully-vested means no longer subject to recapture.

RESPONSE:                                We have amended our disclosure by adding the following phrase to the beginning of the sentence that discusses vesting: “For purposes of all benefits and taxes under these contracts” to describe the impact of having the purchase payment credits characterized as earnings.

We have also amended our disclosure by adding clarifying language that fully vested means no longer subject to recapture.

11a.           Operation of the Contract: Pricing

COMMENT:                                Nationwide’s disclosure regarding“next available accumulation unit” is not identical to the language in Rule 22c-1 of the Investment Company act of 1940.  Nationwide’s disclosure needs to be identical to Rule 22c-1.

RESPONSE:                                We have amended the second paragraph in the Pricing Section to state the following: “Subsequent purchase payments allocated to sub-accounts will be priced at the accumulation unit value next computed after the payment is received.”
11b.           Operation of the Contract: Pricing

COMMENT:                                Causal relationship in the last sentence of the last paragraph is incorrect.  As it currently reads:  “If Nationwide is closed on days when the New York Stock Exchange is open, contract value may be affected since the contract owner will not have access to their account.”  Accordingly, consider using “when” instead of “since”.

RESPONSE:                                We have amended our disclosure by revising the sentence to read, “If Nationwide is closed on days when the New York Stock Exchange is open, contract value may be affected if the contract owner does not have access to his account.”

12.	Operation of the Contract: Transfer Prior to Annuitization - Transfers Among the Sub-Accounts

COMMENT:                                Nationwide isnot permitted tostate that its right to transfer funds is “subject to the terms of the contract.”

RESPONSE:                                We have amended our disclosure by deleting the words “subject to terms and conditions imposed by the contract and the underlying mutual funds.”

13.           Surrender (Redemption) Prior to Annuitization

COMMENT:                                The header for the section” Surrender Prior to Annuitization” is not identical with other variable annuity products issued by Nationwide.

RESPONSE:                                We have amended our header for the “Surrender (Redemption) Prior to Annuitization” section to read in a consistent fashion for these products.

13.           Surrender (Redemption) Prior to Annuitization

COMMENT:                                Please explain to the Staff the circumstances under which Nationwide may suspend or postpone payment because it is “unable to price a purchase payment or transfer.” Please note that any suspension or postponement of payment must be consistent with Section 22(e) of the 1940 Act and that pricing of redemption requests must comply with Rule 22c-1.

RESPONSE:                                Nationwide will only suspend or postpone a good order payment in accordance with Rule 22c-1.  Accordingly, we have cross-referenced our “Pricing” section to make our “Surrender (Redemption)” section clearer.

14.           Surrender (Redemption) Prior to Annuitization: Full Surrenders

COMMENT:                                If applicable, please indicate that contract value will reflect the deduction of any extra value credit still subject to recapture.

RESPONSE:                                Our disclosure has been amended by adding clarification that contract value reflects the deduction of any extra value credit still subject to recapture.

15.           Death Benefit Payment

COMMENT:                                Clarify if recipient of death benefit payment, if receiving death benefit payment in the form of an annuity, will be subject to the same requirements as a regular contract owner.

RESPONSE:                                A beneficiary of a death benefit payment is subject to the requirements of the annuitization option elected.  The election of an annuity payment option terminates the existing contract and its requirements.

16a.           Annuitizing the Contract: Annuitization

COMMENT:                                For Annuity options that do not include a guarantee period, disclose that it is possible that only one payment may be made.

RESPONSE:                                We have added disclosure language to the Joint and Last Survivor Annuity section to explain that it is possible that only one payment will be made in the event of the death of the annuitant after the first payment.

16b.           Annuitizing the Contract: Annuitization

COMMENT:                                Disclosure needs to be provided for default option of annuity payment.  Form N-4, Guide 12.

RESPONSE:                                We have amended the disclosure by adding the following language: “If the annuitant does not elect an annuity payment option, a variable payment life annuity with a guarantee period of 240 months will be assumed as the automatic form of payment upon annuitization.  Once elected or assumed, the annuity payment option may not be changed.”

17.           Appendix B – Condensed Financial Information

COMMENT:                                The minimum and maximum condensed financial information appears to be inconsistent with the maximum values are incorrect

RESPONSE:                                The minimum and maximum variable account charges have been updated to reflect the current minimum and maximum values.

18.           Statement of Additional Information

COMMENT:                                The information contained in the statement of additional information reflects year end 2005 information.

RESPONSE:                                To the extent that the SAI reflected the previous year’s information, updated information has been provided to reflect 2006 data.

19.           Statement of Additional Information

COMMENT:                                The disclosure regarding distribution, promotional, and sales expenses paragraph reflects a 0.5% marketing allowance.  The percentages from variable annuity product to variable annuity product appear to be different. Please explain why the marketing allowance is different for each product.

RESPONSE:                                Nationwide makes certain assumptions about the amount of money it will pay to firms to market our products. This amount of money is referred to as the marketing allowance.  The marketing allowance percentage is a percentage of the daily net assets of the variable account.  Nationwide sets its marketing allowance based on the overall product cost and marketing considerations in each product offered by Nationwide.  For example, Nationwide’s Multi-Flex SM deferred variable annuity contract is an older product in which Nationwide assumed no marketing allowance.  In a newer product, such as Best of America Future II® Flexible Premium Deferred Variable Annuity Contracts, Nationwide charges a marketing allowance.  If the actual amount of marketing allowance paid is more than what was assumed, Nationwide funds the difference.

20.           Independent Registered Public Accounting Firm

COMMENT:  The language in the Independent Registered Public Accounting Firm Section disclosed that auditor information will be filed by subsequent amendment and this section needs to include additional auditor information.

RESPONSE:  The language in the Independent Registered Public Accounting Firm Section has been amended to include required auditor information.

21.           Part C, Item 24(b)(8)

COMMENT:                                Any exhibits, financial statements and any other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

RESPONSE:                                We will include all exhibits, financial statements and other required disclosure in a post-effective amendment to each registration statement that we intend to file on or before April 30, 2007.

22.           Part C, Item 29(c)

COMMENT:                                “Principal Underwriter” – confirm that no compensation was/is paid to underwriter.

RESPONSE:                                We have confirmed that no compensation was paid to the underwriter, Nationwide Investment Services Corporation.

Nationwide acknowledges all of the following:

•	that the Separate Account is responsible for the adequacy and accuracy of the disclosure in the Pre-Effective Amendment;

•
that comments by the staff of the Securities and Exchange Commission ("SEC"), or changes to the disclosure in response to SEC staff comments in the filings reviewed by the SEC staff, do not foreclose the SEC from taking any action with respect to the filing; and

•
that the Separate Account may not assert SEC staff comments or any related changes in disclosure as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Should you have any questions regarding this filing, please contact me directly at (614) 677-8683.

Sincerely,

Keith Hinze, Esq.
Nationwide Life Insurance Company

cc:           Rebecca Marquigny
Stop 5-6
Office of Insurance Products and Legal Compliance

Appendix A
 Waddell & Reed Advisors Select Preferred (333-108894)

23.           Fee Table (Total Charges Table)

COMMENT:  The numbers for the total charges section of the fee table run together.

RESPONSE:  We have revised the fee table format.

24.           Fee table – Footnotes

COMMENT:  The staff suggests that certain footnotes (i.e., footnotes 6 and 7), found in the recurring contract expenses table, discussing mutually exclusive options should specifically refer to the lifetime income option.

RESPONSE:  In response to other staff comments, we have deleted one of the footnotes, due to the repetitive nature of its content, and the other referenced footnote specifically refers to the lifetime income option.